Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
UBS Global Basic Materials Conference
Challenges in Current Global Growth
June 7, 2006
London, England
Thanks for inviting me to join this distinguished panel. Achieving strong and profitable global growth is fundamental to Inco’s goals. But for us, this does not mean identifying outstanding opportunities. We’ve already got them in spades. Our challenge lies in implementing the best plan for organic growth in our industry and our great value creating proposal to acquire Falconbridge. Today I’ll discuss the challenge for the nickel industry as a whole and explain why Inco is better positioned for growth than any other company in our business.
Before I continue, please note on the screen Inco’s safe harbor statement on forward-looking information and related statements. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge. Also:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements I make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	Inco has filed the text and slides used in this presentation with the SEC and on SEDAR in Canada;

•	Our filings on SEDAR and the SEC website contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecasts or projections;

•	And all currency references are in U.S. dollars unless otherwise stated.
First, a couple of key questions. One, does the world really need more nickel producing capacity? My response is a resounding yes. And two, will the industry meet the underlying demand? The answer is clearly no. Let’s examine why.
Four key drivers signal a bright future this year for nickel: strong rebounding world stainless steel output; a tighter stainless steel scrap market; unusual strength in non-stainless nickel demand; and limited nickel supply growth. Their impact will mean a supply/demand deficit. Losses from disruptions could constrict the market even further. Elevated nickel prices should act to keep demand in line with supply.
Nickel supply is short in part due to five years of under-investment in new supply in the 1990s. Exploration was low because of soft prices that resulted from the decade-long release of Norilsk nickel stockpiles into Western markets after the breakup of the USSR and the collapse of Russian domestic demand. The East-West trade surge accounted for half of the rise in nickel supply to the West from 1992-to-2002. Also, nickel supply has been curtailed by unrealized expectations of production from Australian acid leach projects.
Only three nickel projects as large as Inco’s planned Goro development in New Caledonia have been built in the last 14 years. But the world needs one Goro-size project every year just to meet historical nickel growth rates — let alone discoveries needed to offset daily depletion of reserves.
As a result, the nickel market should be tight throughout this decade. Supply will permit demand growth of only about 5%; a very conservative forecast, given China’s impact. In the last era of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged over 7% per year.
The nickel market will remain stronger for longer than in past cycles. Nickel is a supply-driven story; surprises will likely be on the downside, due perhaps to lack of feed or output disruptions from strikes, geotechnical factors, mechanical outages or severe weather, rather than upside factors like output from new technologies, unexpected stockpile releases, scrap growth, or new producers. 2006 will be another year where high nickel prices encourage producers to operate at or above capacity. This creates a very high risk of disruption. Last year, 45,000 tonnes, or almost 4%, of world nickel production was lost to these disruptions and 2006 will be no different.
The nickel industry is not meeting the supply challenge. Industry consolidation has resulted in greater discipline, with producers focusing more on margins than on growth for growth’s sake. Moreover, much of the world’s nickel is lower grade and many operating mines will see significant declines in ore grades in the next few years.
Adding to this dilemma is the exceptional difficulty of bringing on new nickel projects.
Nickel companies only started spending exploration dollars again in 2003. Larger ones have been restrained in bringing on new capacity because they’ve been through 10 years of low prices and they did not anticipate today’s supercharged commodity cycle. So producers were slow to respond — and it takes time to move from discovery to production. Despite a rebound in global exploration expenditures, all mines now moving toward production were discovered in earlier cycles. Our industry has already harvested the low hanging fruit and the next generation of new mines will be harder to find.
Given today’s strong cyclical demand and a structural shift in the cost curve, long-term price assumptions have moved up and mining companies have increased their metal price assumptions for 2005 reserve calculations; capital costs for nickel projects on a per-pound basis have been escalating rapidly for the last decade.
The long-term historic nickel price of $3 a pound does not support new development. We estimate that a long-term nickel price of $4.50-to-$5.00 per pound is required to earn the cost of capital, given that it takes about $2.5 billion to build a 40,000-tonne per annum nickel mine/processing facility, compared to about $1.5 billion per copper project and less than $1 billion for a zinc project.
Most greenfield nickel projects face delays. There’s a growing gap between initial per pound capital cost estimates and actual costs. Often this is due to underestimated project complexity, scope and input costs — and lower than expected throughput after completion.
Given the Australian laterite project failures, bankers are reluctant to lend money until Inco and BHP have shown that pressure acid leach processing works on laterites at Goro and Ravensthorpe, respectively.
And then there’s political risk. The resource havens of the world are not reliably stable; most untapped resources are in emerging markets with relatively poor infrastructure. Even in areas deemed mining friendly over the past several decades, an uncertain political landscape could lead to higher royalty payments and taxes, and a generally less hospitable attitude towards investment.
Few major greenfield projects — two of them Inco’s — will come on-line before the end of the decade — Voisey’s Bay late last year, Goro, BHP’s Ravensthorpe, CVRD’s Vermehlo and, perhaps, Onca Puma.
It takes 7-to-10 years to bring on new nickel capacity, including three years for permitting; 1-to-2 years to complete a feasibility study, 2-to-3 years to build an operation; and 1-to-2 years to ramp up production.
On top of this, the industry is experiencing peak cycle characteristics and bottlenecking supply side issues, such as a shortage of skilled employees. For instance, in Canada the industry needs 81,000 new workers in the next decade — or double today’s levels. Fully 40% of current workers are set to retire over the period; this loss could be almost impossible to replace due to competition from sectors like oil and gas. So operations could start up understaffed, with all the attendant risks. Fixing this situation will require time-consuming and major investment by industry and governments.
The industry is coping with shortages and high costs of equipment and raw materials, plus long lead times on deliveries. Prices for used tires for 240-tonne trucks, if you could get them, rose 150% over an 18-month period, from $14,000 to $35,000 each. A 63% increase in industry cash costs from 2001 to 2005 is partly related to a structural shift upward, which means costs will remain elevated for some time. Also, the declining U.S. dollar and high energy costs are affecting metal price assumptions that companies, banks and investors use to make long-term construction commitments.
So how does Inco fit into this picture? The reality is — very well, indeed. We account for half of confirmed growth in world nickel output.
We are poised to escalate production at Canada’s Voisey’s Bay and to bring on Goro, plus brownfield growth at PT Inco in Indonesia and the Sudbury Basin in Canada, where nickel/copper separation should capture up to 40% of copper in feed from Q4/06 — meaning more nickel to the smelter. We expect to get 48% growth in nickel production by 2009 from 2005 levels.
I’ll say a few words here about Inco’s planned use of technology at Goro. Nickel is a tough and technically challenging business. People tend to underestimate project challenges, whether they use smelting or hydromet processes. Nickel is less free flowing than other metals and harder to separate from trace metals — so its production involves more capital and higher operating expenses than copper, for instance.
Nickel pressure acid leach actually worked for the Australian laterite projects; their issues were building materials and operations. Nearly all of Inco’s technology is already used effectively for nickel. We ran a 2 1/2-year pilot plant program at Goro. PT Inco’s wet laterites have taught us a lot. We’ve hired veterans of other projects. Crucial operating team members are already on site. We’re on track and we will succeed.
Many companies lack organic growth and therefore must acquire others. Inco is not among them. Our Company — as it exists today — is blessed with an excellent growth pipeline and an enviable resource base. Inco has a high-quality portfolio of nickel assets, including large-scale, low-cost, long-lived deposits. Our asset base remains a sustainable competitive advantage. Hindsight shows that we have been overwhelmingly right in committing to developing our resources.
So why is buying Falconbridge the best course for Inco and our shareholders? Our deal was structured to provide both immediate and longer-term benefits to shareholders. Great operations, diversified in terms of product and geography, will be complemented by significant synergies and projects that are among the world’s best. Our transaction with Falconbridge creates an unrivalled combined project pipeline, which we believe is perhaps the most compelling in the industry. We’ll be financially strong and resource rich, with a terrific exploration portfolio. You can’t duplicate these attributes. The New Inco will deliver shareholder value far beyond the potential of any other player.
The New Inco will have a much more attractive portfolio of assets, focused on the best metals — nickel and copper.
The New Inco will have superior growth in both nickel and copper — 65 million more pounds of new, low-cost nickel production in the Sudbury Basin and at Thompson, Manitoba by 2009 through feed flow optimization and maximization of throughput — achievable only through the combination of Inco and Falconbridge.
The transaction will be accretive on all financial metrics to our shareholders.
And the synergy story is real. I believe that the unique, tangible operating synergies represented by the Falconbridge transaction are not reflected in Inco’s current share price.
In fact, we’ve been conservative on synergies. With seven months of work behind us, we now believe the synergies will average about $550 million annually in the first five years. Some of the increase comes from higher metal prices assumed in valuing the synergies but we have also identified new projects and refined or dropped others. Price assumptions have added about $80 million to the average run rate and new projects have added about $120 million. On a net present value basis, synergies are US$3.5 billion after tax, or C$3.9 billion — about C$9.20 for each New Inco share.
The new projects include reconfiguring Falconbridge’s Strathcona mill to process high copper, cobalt and PGM ores, which will significantly improve recoveries.
We have further optimized planned production from the North Range in the Sudbury Basin. Our slide is deliberately complex to make the point that synergies in Sudbury can only be gained through single ownership of the mines and processing facilities. There are overlapping ore bodies and, more importantly, there are overlapping exploration opportunities. Since October, we have added a net $40 million of synergies by optimizing how we’ll proceed with mine development of the North Range. We identified a further $30 million of synergies by bringing forward mine development in Thompson and adding mine development in Sudbury. These changes mean we will now be able to fill the combined mill and smelter capacity in Manitoba and Ontario with our own mine sourced production.
A large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard — the Sudbury Basin, where we have contiguous nickel mining operations. It is simplistic to say these opportunities can be gained through some sort of joint venture. Realizing synergies means major changes in material flows and important long-term commitments. It requires the support of our people in Sudbury. Also, synergies in nickel are harder to realize than in other metals. A joint venture might get some limited synergies but it would take much longer to realize them. We believe the value of these synergies should be enjoyed by the shareholders who now own the operations.
I’ll sum up by saying that despite the growth challenges our industry faces, the Inco of today — and Inco plus Falconbridge — enjoy an unparalleled abundance of excellent opportunities. We have a great pipeline of projects. Our tremendous reserve position allows us to maximize opportunities in a dynamic and changing marketplace. Inco’s ability to flex production to our market position is based on great diversification options. We have an exceptional business with competitive costs; excellent cash flow; and earnings potential that will continue to underpin our performance and build value for shareholders.
Forward-Looking Statements
This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation.
These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.
In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation

Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward-Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.